SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                MATRITECH, INC.
                                ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   576818108
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                        Spinnaker Technology Fund, L.P.
                      c/o Soundview Asset Management, Inc.
                               22 Gatehouse Road
                          Stamford, Connecticut 06092
                                 (203) 462-7250
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                With a copy to:

                              David P. Falck, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490
                                 (212) 858-1000

                               September 28, 1995
                      --------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |X|



                            Exhibit Index on Page 10

                               Page 1 of 11 Pages

                                  SCHEDULE 13D


-----------------------------

CUSIP NO. 576818108
-----------------------------
===============================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Spinnaker Technology Fund, L.P.
-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) o
                                                                        (b) |X|
-------------------------------------------------------------------------------
   3.     SEC USE ONLY

-------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    o

-------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER

                                         1,040,350
                           ----------------------------------------------------
        NUMBER OF            8.     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      -0-
         OWNED BY          ----------------------------------------------------
           EACH              9.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       1,040,350
                           ----------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER

                                         -0-
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,040,350
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            o

-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.1%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

              PN
===============================================================================


                               Page 2 of 11 Pages

                                  SCHEDULE 13D


-----------------------------

CUSIP NO. 576818108
-----------------------------
===============================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Soundview Asset Management, Inc.
-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) o
                                                                        (b) |X|
-------------------------------------------------------------------------------
   3.     SEC USE ONLY

-------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    o

-------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER

                                       1,040,350
                           ----------------------------------------------------
        NUMBER OF            8.     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     -0-
         OWNED BY          ----------------------------------------------------
           EACH              9.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                      1,040,350
                           ----------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER

                                         -0-
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,040,350
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            o

-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.1%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

              CO
===============================================================================


                               Page 3 of 11 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Matritech, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 763 Concord Avenue, Cambridge, Massachusetts 02138.


Item 2.           Identity and Background.

                  This Statement is being filed in connection with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"). Spinnaker conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

                  The sole general partner of Spinnaker is Soundview Asset Management, Inc., a Delaware corporation ("Soundview"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of Soundview. (Spinnaker and Soundview are sometimes hereinafter referred to as the "Filers").

                  Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. Soundview was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios.

                  The name, business address, present principal occupation or employment of each executive officer and director of Soundview is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

                  During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                               Page 4 of 11 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The funds used by Spinnaker to pay for its interest in the Common Stock, in the amount of $2,392,805 for 1,040,350 shares of Common Stock at a purchase price of $2.30 per share, were obtained from the capital contributions made by its partners.


Item 4.           Purpose of Transaction.

                  Spinnaker has acquired the Common Stock for investment purposes. None of the Filers has any intention of acquiring control over the Company; however, if Spinnaker or Soundview believe that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, Spinnaker may acquire additional shares of Common Stock. Similarly, depending upon market and other factors, Spinnaker may determine to dispose of the Common Stock. Except as disclosed above, the Filers do not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of
Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information received from the Company. According to the Company, as of August 28, 1995, there were 9,787,402 shares of Common Stock issued and outstanding. After giving effect to the issuance and sale by way of a private placement under Section 4(2) and Regulation D of the Securities Act of 1933 of 3,000,000 shares of Common Stock on September 28, 1995, including those shares purchased by Spinnaker, there are 12,787,402 issued and outstanding shares of Common Stock.

                  Spinnaker beneficially owns 1,040,350 shares of Common Stock, representing approximately 8.1% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its general partner, Soundview.

                  Soundview may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed

                               Page 5 of 11 Pages
beneficial ownership would total 1,040,350 shares, representing approximately 8.1% of the Common Stock issued and outstanding. Soundview disclaims beneficial ownership of such shares. Soundview may also be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker.

                  (c) Except as set forth above, none of the Filers has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Securities Purchase Agreement dated as of September 28, 1995 (the "Agreement") between the Company and Spinnaker,
Spinnaker was granted registration rights with respect to the Common Stock. Under the terms of the Agreement, the Company is required, within 60 days from September 28, 1995 to prepare and file a registration statement under the Securities Act of 1933, covering the sale of the Common Stock held by Spinnaker and to use its best efforts to cause such registration statement to become effective, subject to certain conditions.


Item 7.           Material to be Filed as Exhibits.



         Exhibit A:                 Agreement pursuant to Rule 13d-1(f)(1).

         Exhibit B:                 Securities Purchase Agreement between
                                    Matritech, Inc. and Spinnaker Technology
                                    Fund, L.P., dated September 28, 1995
                                    (incorporated by reference from Exhibit
                                    No. 10 to the Company's Current Report on
                                    Form 8-K dated September 29, 1995, File
                                    No. 0-19921).


                               Page 6 of 11 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  October 6, 1995

                                    SPINNAKER TECHNOLOGY FUND, L.P.

                                    By: Soundview Asset Management, Inc.,
                                         Its General Partner



                                        By:  /s/ Lawrence A. Bowman
                                             ----------------------
                                             Lawrence A. Bowman
                                             President






                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  October 6, 1995


                                    SOUNDVIEW ASSET MANAGEMENT, INC.



                                    By:  /s/ Lawrence A. Bowman
                                         ----------------------
                                         Lawrence A. Bowman
                                         President


                               Page 8 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                      OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


                  The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of Soundview Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of Soundview Asset Management, Inc., its General Partner.

                                                 PRESENT PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT
         ----                                    ----------------------------

Lawrence A. Bowman                               President and Director of
Soundview Asset Management, Inc.                 Soundview Asset Management,
22 Gatehouse Road                                Inc.
Stamford, Connecticut 06092

Kerry Tyler                                      Secretary and Treasurer of
Soundview Asset Management, Inc.                 Soundview Asset Management,
22 Gatehouse Road                                Inc.
Stamford, Connecticut 06092

James B. Townsend                                Director of Soundview
Soundview Asset Management, Inc.                 Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092


Russell D. Crabs                                 Director of Soundview
Soundview Asset Management, Inc.                 Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092












                               Page 9 of 11 Pages

                                 EXHIBIT INDEX
                                 -------------


    Exhibit                                                             Page
    Number                         Documents                           Number
    -------                        ---------                           ------

       A             Agreement pursuant to Rule 13d-1(f)(1)              11

       B Securities Purchase Agreement between Matritech, Inc. and Spinnaker Technology Fund, L.P., dated September 28, 1995 (incorporated by reference from Exhibit No. 10 to the Company's Current Report on Form 8-K dated September 29, 1995, File No. 0-19921).




                              Page 10 of 11 Pages

                                                                      Exhibit A


                                   AGREEMENT
                                   ---------

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  October 6, 1995


SPINNAKER TECHNOLOGY FUND,
L.P.

By: Soundview Asset
Management, Inc.,
     Its General Partner


By:  /s/ Lawrence A. Bowman
     ----------------------
     Lawrence A. Bowman
     President




SOUNDVIEW ASSET MANAGEMENT,
INC.


By:  /s/ Lawrence A. Bowman
     ----------------------
     Lawrence A. Bowman
     President







                              Page 11 of 11 Pages